Via Facsimile and U.S. Mail
Mail Stop 4720

June 18, 2009

Mr. Daniel J. Coots
Senior Vice President, Treasurer and Chief Financial Officer
Gainsco, Inc.
3333 Lee Parkway, Suite 1200
Dallas, TX 75219

Re: Gainsco, Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for Quarter Ended September 30, 2008
File No. 001-9828

Dear Mr. Coots:

We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief